UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐    No  ☒

Press Releases

On August 6, 2012, the registrant announced its unaudited financial results for the second quarter ended June 30, 2012. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On August 6, 2012, the registrant also announced that its board of directors declared a special one-time cash dividend on the registrant’s ordinary shares (including Class A ordinary shares represented by American depositary shares). A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

On August 6, 2012, the registrant also made an announcement pursuant to and in accordance with Rule 135 (“Rule 135”) under the Securities Act of 1933, as amended. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the contining global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the second quarter ended June 30, 2012.

99.2	Press release regarding the registrant’s announcement of a special one-time cash dividend.

99.3	Press release regarding the registrant’s announcement made pursuant to and in accordance with Rule 135.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: August 8, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the second quarter ended June 30, 2012.

99.2	Press release regarding the registrant’s announcement of a special one-time cash dividend.

99.3	Press release regarding the registrant’s announcement made pursuant to and in accordance with Rule 135.

Exhibit 99.1

Changyou Reports Second Quarter 2012 Unaudited Financial Results

Changyou Achieves Record Total Revenues for the Second Quarter

Changyou Achieves Record Non-GAAP Net Income for the Second Quarter

Beijing, China, August 6, 2012 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second quarter 2012 Highlights

•	Total revenues reached a record US$147.3 million, an increase of 8% quarter-over-quarter and an increase of 30% year-over-year, exceeding the high end of the Company’s guidance by US$3.8 million.

•	Online game revenues reached a record US$137.2 million, an increase of 8% quarter-over-quarter and 35% year-over-year, exceeding the high end of the Company’s guidance by US$4.2 million.

•

Net income attributable to Changyou.com Limited was US$69.1 million, or US$1.29 per fully diluted ADS[1]. Net income attributable to Changyou.com Limited increased 6% quarter-over-quarter and 14% year-over-year.

•

Non-GAAP[2] net income attributable to Changyou.com Limited reached a record US$72.3 million, or US$1.35 per fully diluted ADS. Non-GAAP net income attributable to Changyou.com Limited increased 9% quarter-over-quarter and 16% year-over-year, exceeding the high end of the Company’s guidance by US$12.3 million.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “The second quarter has underscored once again the staying power of Tian Long Ba Bu and the early strong reception of our new web game, Wartune (also known as Shen Qu). Our strong financial performance demonstrates the resilience of the online games business to business cycles and the current economic slowdown. Looking ahead, the outlook for online games is strong, particularly as gamers globally increasingly demand quick access to games online and as new game formats, like web games, gain popularity. With the launch of several MMO and web games in the second half of the year, we look to acquire more users and capture market share to further strengthen our position as a leading game developer and operator in China.”

Mr. Dewen Chen, president and chief operating officer, continued, “We have been working behind the scenes to turn our online games portal, 17173.com, into an even more important resource for the online games industry. In addition to MMO games, we will be covering the fast-evolving web game and mobile game markets. It takes time to build up the resources, including star quality journalists, to do this, but we are making solid progress. Meanwhile, we continue to see strong demand for advertising on 17173.com. As we work on enhancing the website and expanding news coverage, we look to further enhance the leading position of 17173.com within the game portals and online game communities in China.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.

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Mr. Alex Ho, Changyou’s chief financial officer, added, “We set new records for both top-line and bottom-line performance during the quarter. Our ongoing MMO games business and acquired web game and online advertising business generated higher returns and rich cash flows, while we implemented cost control measures that led to cost savings. With a strong cash position and a proven cash generative business, we have capacity to continue investing in the development and marketing of games and in emerging growth opportunities that can further increase shareholder value.”

Second Quarter 2012 Operational Results

The Company’s operational results for the second quarter of 2012, which exclude those of 7Road’s games, were as follows:

•	Aggregate registered accounts for the Company’s games[3] increased 6% quarter-over-quarter and 51% year-over-year to 199.5 million.

•	Aggregate PCU for the Company’s games were flat quarter-over-quarter and increased 11% year-over-year to 1.08 million.

•

Aggregate APA for the Company’s games decreased 16% quarter-over-quarter and decreased 10% year-over-year to 2.61 million. The decreases reflected a decline in the number of low-spending active paying accounts that did not make a purchase in the second quarter of 2012 as a result of less in-game promotions and the give-away of virtual items in TLBB to celebrate the game’s fifth year anniversary.

•

ARPU for the Company’s games increased 23% quarter-over-quarter and 31% year-over-year to RMB277. The increase was mainly due to the decline in low-spending active paying accounts in the second quarter of 2012.

7Road’s operational results for the second quarter of 2012 were as follows:

•

Aggregate active accounts[4] for 7Road’s games[5] were 54.3 million, an increase of 15% quarter-over-quarter. The increase in active accounts was mainly due to new gamers on third-party web platforms playing Wartune (also known as Shen Qu) in the second quarter of 2012.

•

Aggregate active charging accounts[6] for 7Road’s games was 1.74 million, an increase of 12% quarter-over-quarter. The increase in active charging accounts was mainly due to an increase in the number of active charging accounts for Wartune in the second quarter of 2012.

•

Average revenue recognized per active charging account[7] (“ARCA”) for 7Road’s games were RMB62, an increase of 24% quarter-over-quarter. The increase was mainly because of more paying players in Wartune, which tends to have a higher ARCA than DDTank.

[3]

Excludes 7Road’s games and comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Duke of Mount Deer (“DMD”), Blade Online, Blade Hero 2, Tao Yuan, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith, and Legend of Ancient World.

[4]	Active accounts are defined as registered accounts that were logged in at least once during the period.
[5]	Comprises the web games DDTank and Wartune (also known as Shen Qu).
[6]	Active charging accounts are defined as the number of active accounts that purchased virtual currency for use in the game during the period.
[7]	Average revenue recognized per active charging accounts is defined as net revenues recognized by 7Road for the period divided by the number of active charging accounts for the same period.

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Second Quarter 2012 Unaudited Financial Results

Revenues

Total revenues for the second quarter of 2012 increased 8% quarter-over-quarter and 30% year-over-year to US$147.3 million.

Online game revenues, which include revenues from Changyou’s game operations and overseas licensing revenues and revenues from 7Road, increased 8% quarter-over-quarter and 35% year-over-year to US$137.2 million. The quarter-over-quarter increase was mainly due to the ongoing popularity of TLBB and the growth of Wartune in China. The year-over-year increase was mainly due to a full quarter’s revenue contribution from 7Road, the ongoing popularity of TLBB and the growth of Wartune in China.

Online advertising revenues, which consist of revenues generated from the 17173 business, increased 11% quarter-over-quarter and 10% year-over-year to US$9.1 million. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China. The year-over-year increase was mainly due to higher advertising prices in the second quarter of 2012 than in the second quarter last year.

Other revenues, which consist of cinema advertising revenues, were US$1.1 million, down 7% quarter-over-quarter and 69% year-over-year. The decreases were mainly due to continued streamlining of the cinema advertising business in the second quarter.

Gross profit

Gross profit and non-GAAP gross profit increased 7% quarter-over-quarter and 26% year-over-year to US$123.8 million. Both gross margin and non-GAAP gross margin were 84%, compared with 84% in the first quarter of 2012 and 87% in the second quarter of 2011.

Gross profit and non-GAAP gross profit of the online games business increased 7% quarter-over-quarter and 30% year-over-year to US$118.9 million. Both gross margin and non-GAAP gross margin of the online games business were 87%, compared with 87% in the first quarter of 2012, and 90% in the second quarter of 2011. The year-over-year decline in gross margin and non-GAAP gross margin for the online games business was mainly due to an increase in headcount and related salaries and benefits expenses and higher bandwidth and server costs as Changyou operated a larger portfolio of online games in the second quarter of 2012.

Gross profit and non-GAAP gross profit of the online advertising business increased 14% quarter-over-quarter and 5% year-over-year to US$7.7 million. Both gross margin and non-GAAP gross margin of the online advertising business was 85%, compared with 83% in the first quarter of 2012 and 89% in the second quarter of 2011. The quarter-over-quarter increases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to an increase in online advertising revenues in the second quarter of 2012. The year-over-year decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to higher bandwidth and server costs in the second quarter of 2012.

Gross loss and non-GAAP gross loss of other business were US$2.8 million compared with US$2.4 million in the first quarter of 2012 and US$650,000 in the second quarter of 2011.

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Operating expenses

Total operating expenses increased 18% quarter-over-quarter and 41% year-over-year to US$42.0 million.

Product development expenses were US$16.8 million, a decrease of 3% quarter-over-quarter and an increase 35% year-over-year. The quarter-over-quarter decrease was mainly due to decreased expenses related to royalties for licensed games, which was partially offset by an increase in salaries and benefits in the second quarter of 2012. The year-over-year increase was mainly due to an increase in salaries and benefits after Changyou hired more game engineers in the second quarter of 2012.

Sales and marketing expenses were US$14.5 million, an increase of 48% quarter-over-quarter and 30% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to higher advertising spending for the promotion of new game launches and expansion packs in the second quarter of 2012.

General and administrative expenses were US$7.8 million, a decrease of 8% quarter-over-quarter and an increase of 26% year-over-year. The quarter-over-quarter decrease was mainly due to a reduction in bad debt expenses related to the cinema advertising business in the second quarter of 2012. The year-over-year increase was mainly due to an increase in headcount and related salaries and benefits expenses in the second quarter of 2012.

Operating profit

Operating profit increased 2% quarter-over-quarter and 19% year-over-year to US$81.8 million. Operating margin was 56%, compared with 58% in the first quarter of 2012 and 60% in the second quarter of 2011.

Non-GAAP operating profit increased 6% quarter-over-quarter and 22% year-over-year to US$85.7 million. Non-GAAP operating margin was 58%, compared with 59% in the first quarter of 2012 and 62% in the second quarter of 2011.

Net income

Net income increased 6% quarter-over-quarter and 15% year-over-year to US$70.2 million. Net margin was 48%, compared with 49% in the first quarter of 2012 and 54% in the second quarter of 2011.

Non-GAAP net income increased 9% quarter-over-quarter and increased 17% year-over-year to US$73.4 million. Non-GAAP net margin was 50%, compared with 49% in the first quarter of 2012 and 55% in the second quarter of 2011.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited increased 6% quarter-over-quarter and 14% year-over-year to US$69.1 million. Fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.29, up from US$1.22 in the first quarter of 2012 and US$1.14 in the second quarter of 2011. Net margin attributable to Changyou.com Limited was 47%, compared with 48% in the first quarter of 2012 and 54% in the second quarter of 2011.

Non-GAAP net income attributable to Changyou.com Limited increased 9% quarter-over-quarter and 16% year-over-year to US$72.3 million. Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited were US$1.35, up from US$1.24 in the first quarter of 2012 and US$1.16 in the second quarter of 2011. Non-GAAP net margin attributable to Changyou.com Limited was 49%, compared with 49% in the first quarter of 2012 and 55% in the second quarter of 2011.

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Liquidity

As of June 30, 2012, Changyou had cash and cash equivalents and short-term investments of US$464.9 million, which increased from US$396.8 million as of March 31, 2012. Operating cash flow for the second quarter of 2012 was a net inflow of US$82.5 million.

Business Outlook

For the third quarter of 2012, Changyou expects:

•	Total revenues to be between US$153 million and US$157 million, including online game revenues of US$141 million to US$144 million and online advertising revenues of US$11 million to US$12 million.

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$70 million and US$72 million.

•	Non-GAAP fully diluted earnings per ADS attributable to Changyou.com Limited to be between US$1.31 and US$1.35.

•

Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.0 million and US$1.5 million, reducing fully diluted earnings per ADS attributable to Changyou.com Limited by US$0.02 to US$0.03.

Basis of Presentation for Unaudited Financial Results

On December 15, 2011, Changyou completed the acquisition from Sohu of the 17173 business. As Changyou and the 17173 business were under common control by Sohu both before and after the acquisition, in accordance with ASC 805-50, Changyou’s unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if the 17173 business had been owned and operated by Changyou throughout the periods presented.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

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Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong by 2014. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

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In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, August 6, 2012 (7 p.m. Beijing/Hong Kong, August 6, 2012).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	+852-2475-0994
International:	+1-718-354-1231
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Time on August 6, 2012 through August 13, 2012. The dial-in details for the telephone replay are:

International:	+1-866-214-5335
Passcode:	11994085

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

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About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://www.changyou.com/ir/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:         +86 (10) 6861-3688

E-mail:    ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:         +1 (480) 614-3003

E-mail:    jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2012	Mar. 31, 2012	Jun. 30, 2011
			Restated (a)
Revenues:
Online game	$137,172	$127,446	$101,531
Online advertising	9,096	8,170	8,292
Others	1,073	1,149	3,494

Total revenues	147,341	136,765	113,317

Cost of revenues:
Online game (includes share-based compensation expense of $61, $71 and $19 respectively)	18,301	16,408	9,950
Online advertising (includes share-based compensation expense of $16, $19 and $30 respectively)	1,370	1,390	943
Others	3,899	3,591	4,144

Total cost of revenues	23,570	21,389	15,037

Gross profit	123,771	115,376	98,280

Operating expenses:
Product development (includes share-based compensation expense of $539, $614 and $512, respectively)	16,770	17,252	12,438
Sales and marketing (includes share-based compensation expense of $89, $112 and $267 respectively)	14,521	9,832	11,142
General and administrative (includes share-based compensation expense of $271, $444 and $605 respectively)	7,757	8,417	6,158
Impairment of acquired intangibles via acquisition of businesses	2,906	—	—

Total operating expenses	41,954	35,501	29,738

Operating profit	81,817	79,875	68,542

Interest income	4,035	2,980	2,345
Foreign currency exchange loss	(174)	(550)	(173)
Other income/expense, net	554	322	(603)

Income before income tax expense	86,232	82,627	70,111
Income tax expense	(16,074)	(16,266)	(8,914)

Net income	70,158	66,361	61,197
Less: Net income attributable to mezzanine classified non-controlling interests	1,095	1,111	361

Net income attributable to Changyou.com Limited	$69,063	$65,250	$60,836

Basic net income per ADS attributable to Changyou.com Limited	$1.31	$1.24	$1.16

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,851	52,717	52,466

Diluted net income per ADS attributable to Changyou.com Limited	$1.29	$1.22	$1.14

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,379	53,356	53,307

Note:

(a)	The above condensed consolidated statements of operations have been prepared as if the recently acquired 17173 Business from Sohu had been in existence throughout the periods presented in accordance with ASC 805-50. Changyou completed the acquisition from Sohu the 17173 Business on December 15, 2011.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2012	As of Dec. 31, 2011
		(a)
ASSETS
Current assets:
Cash and cash equivalents	$443,153	$330,411
Accounts receivable, net	22,116	11,326
Short-term investments	21,793	17,560
Prepaid and other current assets	22,604	11,610

Total current assets	509,666	370,907

Non-current assets:
Fixed assets, net	66,874	68,394
Goodwill	134,144	134,616
Intangible assets, net	61,038	48,441
Equity investments	850	350
Deferred tax assets	4,286	3,605
Other assets, net	140,861	126,760

Total non-current assets	408,053	382,166

TOTAL ASSETS	$917,719	$753,073

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$47,764	$51,900
Accounts payable and accrued liabilities	85,478	69,438
Tax payables	12,297	13,189
Deferred tax liabilities	5,789	—
Due to Sohu	20,532	20,969

Total current liabilities	171,860	155,496

Long-term liabilities:
Long-term deferred tax liabilities	8,129	5,146
Long-term contingent consideration	17,293	16,704
Long-term accounts payable	13,838	3,612

Total long-term liabilities	39,260	25,462

Total liabilities	211,120	180,958
MEZZANINE EQUITY
Total mezzanine equity	52,400	57,254
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	654,199	514,861

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$917,719	$753,073

Note:

(a)	The above condensed consolidated statements of operations have been prepared as if the recently acquired 17173 Business from Sohu had been in existence throughout the periods presented in accordance with ASC 805-50. Changyou completed the acquisition from Sohu the 17173 Business on December 15, 2011.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2012				Three Months Ended Mar. 31, 2012
	GAAP	Non-GAAP adjustments		Non-GAAP	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)			Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$118,871	61	—	118,932	$111,038	71	—	111,109
Online advertising gross profit	7,726	16	—	7,742	6,780	19	—	6,799
Other gross loss	(2,826)	—	—	(2,826)	(2,442)	—	—	(2,442)

Gross profit	$123,771	77	—	123,848	$115,376	90	—	115,466

Gross margin	84%			84%	84%			84%

Operating profit	$81,817	976	2,906	85,699	$79,875	1,260	—	81,135

Operating margin	56%			58%	58%			59%

Net income	$70,158	976	2,268	73,402	$66,361	1,260	—	67,621

Net income attributable to Changyou.com Limited	$69,063	976	2,268	72,307	$65,250	1,260	—	66,510

Net margin	47%			49%	48%			49%

Diluted net income per ADS attributable to Changyou.com Limited	$1.29			1.35	$1.22			1.24

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,379			53,536	53,356			53,533

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. For the three months ended June 30, 2012, there were $2.9 million of impairment of intangibles via acquisitions of businesses. For the three months ended March 31, 2012, there were no goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2011
	GAAP	Non-GAAP adjustments		Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)
Online game gross profit	$91,581	19	—	91,600
Online advertising gross profit	7,349	30	—	7,379
Other gross loss	(650)	—	—	(650)

Gross profit	$98,280	49	—	98,329

Gross margin	87%			87%

Operating profit	$68,542	1,433	—	69,975

Operating margin	60%			62%

Net income	$61,197	1,433	—	62,630

Net income attributable to Changyou.com Limited	$60,836	1,433	—	62,269

Net margin	54%			55%

Diluted net income per ADS attributable to Changyou.com Limited	$1.14			1.16

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,307			53,453

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	Beginning in the fourth quarter of 2011, the Company revised its non-GAAP reporting methodology to exclude goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions, in addition to its historical practice of excluding share-based compensation expense from non-GAAP results. For the three months ended June 30, 2011, there were no goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income from the reversal of contingent consideration previously recorded for acquisitions.

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Exhibit 99.2

Changyou.com Announces US$3.8 Special Cash Dividend per American Depositary Share

Beijing, China, August 6, 2012 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that its board of directors declared a special one-time cash dividend of US$1.9 per Class A or Class B ordinary share, or US$3.8 per American Depositary Share (“ADS”). The total amount of the special cash dividend is approximately US$201 million.

Record holders of the Company’s Class A and Class B ordinary shares at the close of business U.S. Eastern Time on August 17, 2012 (the “Record Date”) will be entitled to receive the special cash dividend. Holders of the Company’s ADSs, each representing two Class A ordinary shares, as of the Record Date will be entitled to the special cash dividend. Changyou expects, Bank of New York Mellon, depositary bank for Changyou’s ADR program, to pay out dividends to ADS holders on or before September 30, 2012. The actual distribution date may change. The Company will issue another press release in the event that there is any significant change in the scheduled distribution date.

Mr. Tao Wang, chief executive officer of Changyou commented, “Our business is growing as our online games continue its popularity in China and we continue to generate strong free cash flows from operations each quarter. As we have accumulated a sizable cash reserve since our initial public offering, we are happy to announce this special cash dividend in an effort to return value to shareholders. Our strong balance sheet and robust free cash flows will allow us to keep investing in our businesses to strengthen our position as a leading game developer and operator in China and capture arising opportunities in the global online games market. We are confident in our long-term growth potential and ongoing ability to further increase shareholder value.”

In order to expedite the payment of the special cash dividend, Changyou is expected to finance the payment through offshore bridging bank loans, which would be secured by an equivalent amount of Renminbi-denominated onshore bank deposits of our subsidiaries in China.

As of June 30, 2012, the Company had US$464.9 million in cash and cash equivalents and short-term investments. The Company generated US$276.6 million in cash inflows from operations for the year ended December 31, 2011, the most recent year for which financial results have been reported.

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Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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Exhibit 99.3

Changyou.com’s Majority-owned Subsidiary 7Road.com Limited Plans for Confidential Submission of Draft Registration Statement for IPO

Beijing, China, August 6, 2012 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, and its majority shareholder, Sohu.com Inc. (“Sohu”) (NASDAQ: SOHU), China’s leading online media, search, gaming, community and mobile service group, today jointly announced that Changyou’s majority-owned web games subsidiary 7Road.com Limited (“7Road”) plans to submit on a confidential basis to the U.S. Securities and Exchange Commission (the “SEC”) a draft registration statement for a possible initial public offering (or “IPO”) of American Depositary Shares (or “ADSs”) representing ordinary shares of 7Road. The number and dollar amount of ADSs proposed to be offered and sold have not yet been determined.

7Road’s primary purposes for conducting the IPO, if commenced, include creating a public market for 7Road’s shares and attracting and retaining talented employees by providing them with equity incentives.

The IPO may commence as early as market conditions permit, and is subject to 7Road’s filing with the SEC a registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (or the “Securities Act”), and the SEC’s declaring such registration statement effective.

* This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. As required by Rule 135, this announcement is not intended to, and does not, constitute an offer of any securities for sale.

Safe Harbor Statement

This announcement contains forward-looking statements by either or both of Changyou and Sohu. Statements that are not historical facts, including statements about either company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. Each company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy and the uncertain regulatory landscape in the People’s Republic of China. Further information regarding these and other risks is included in Changyou’s annual report on Form 20-F filed on February 28, 2012, Sohu’s annual report on Form 10-K filed on February 28, 2012, and other filings by Changyou and Sohu with the Securities and Exchange Commission.

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About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

About Sohu

Sohu.com Inc. (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; #1 games information portal www.17173.com; the top real estate website www.focus.cn; #1 online alumni club www.chinaren.com; wireless value-added services provider www.goodfeel.com.cn; leading online mapping service provider www.go2map.com; and developer and operator of online games www.changyou.com/en/.

Sohu corporate services consist of online brand advertising on its matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also offers wireless value-added services such as news, information, music, ringtone and picture content sent over mobile phones. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) has a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its sixteen year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

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Mr. Eric Yuan

Sohu.com Inc.

Tel: +86 (10) 6272-6593

E-mail: ir@contact.sohu.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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